FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated December 23, 2008

99.2	Agreement between Game Pack and Elmore International Solutions

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic issues statement regarding former CEO filing

December 23, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in internet gaming software, files its response to the recent public statements by Mr Javaid Aziz (former President and CEO of CryptoLogic) relating to his acquired interest in common shares of CryptoLogic.

In a required filing with the United States Securities and Exchange Commission (SEC), Mr Aziz disclosed that he acquired 550,000 ordinary shares of CryptoLogic which results in direct ownership of 3.98% of the outstanding voting securities of CryptoLogic. Mr Aziz also disclosed that he acquired an option exercisable through April 30, 2009 to acquire from an existing shareholder an additional 489,934 ordinary shares of CryptoLogic or 3.54% of voting securities. If Mr Aziz exercises the April 30, 2009 option and acquires the underlying ordinary shares, his holdings would represent 7.52% of the outstanding voting securities of CryptoLogic. Mr Aziz also has options to acquire 525,000 additional ordinary shares of CryptoLogic, of which options in respect of 235,416 shares are currently vested and exercisable, 218,750 of which are at a strike price of CDN$28.66 per share and the balance of which are at a strike price of CDN$18.56.

In his regulatory filings, Mr Aziz attached letters setting forth his suggestions regarding the future strategic direction of CryptoLogic and indicated that he has requested two nominees on the CryptoLogic board of directors.

The board of directors of CryptoLogic believes that many of the issues raised by Mr Aziz are currently being addressed by CryptoLogic’s executive management under Brian Hadfield, President and CEO. Since Mr Hadfield replaced Mr Aziz as CEO in late February 2008, CryptoLogic has acted to implement a new strategy designed to respond to the industry’s ever-changing market dynamics and the challenging macro-economic environment.

Key elements of this strategy, which have been communicated to shareholders through formal announcements and ongoing public disclosure during the course of the year, include:

•	A company-wide rationalisation programme to reduce annual operating costs by $12-15 million

•	Restructuring of poker-related operations through a strategic partnership with GTECH Corporation

•	Expansion of casino-related operations, which has already resulted in 10 new deals with gaming operators or channel partners such as 888, PartyGaming and SkyBet.com

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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•	Emphasis on gaming innovation and branded content development leading to the launch of 19 games this year

•	Improving technology platforms for faster integration with licensee systems and shortening the time-to-market for new products

As announced on December 9, 2008, CryptoLogic will provide an update on January 15, 2009 on its plan to return to profitability in 2009.

In view of the steps being taken to address the current challenges, the board of directors remains confident that CryptoLogic has the appropriate strategy and management to enhance shareholder value over the long term. The board of directors believes this strategy should be given sufficient time to be fully effective. After careful consideration, the board of directors also has unanimously concluded that providing Mr Aziz with nominees to the board is not in the best interests of CryptoLogic or its shareholders and would cause unwanted disruption at a crucial phase in CryptoLogic’s development.

While it did not impact the decision as to whether to grant Mr Aziz’s request for board seats, the board of directors is cognizant of the fact that, as part of the arrangements agreed to between CryptoLogic and Mr Aziz at the time he ceased service as CEO, Mr Aziz is entitled to a payment of €1,543,000 in the event that a “change of control” relating to CryptoLogic were to occur at any time on or prior to April 30, 2009.

Under the terms of the agreement which evidences this entitlement, a “change of control” would include any person (together with any person acting jointly or in concert with such person) acquiring more than 25% of the voting securities of CryptoLogic, or in certain circumstances a change in the composition of a majority of the board of directors of CryptoLogic over any 12 month period. A full copy of the agreement (which is between a CryptoLogic owned joint venture named Game Pack and a corporation owned by Mr Aziz named Elmore International Solutions Ltd.) containing these provisions has been filed by CryptoLogic with the Canadian securities regulators and furnished to the SEC, and is available at their respective websites at www.sedar.com and www.sec.gov.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

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For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415 Stephen Taylor, Chief Financial Officer	Argyle Communications, (416) 968-7311 (North American and gaming industry media) Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

EXHIBIT 99.2